Compressco Partners, L.P.
101 Park Avenue, Suite 1200
Oklahoma City, Oklahoma 73102
June 13, 2011
By Facsimile and EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compressco Partners, L.P. Registration Statement on Form S-1 (as amended) File No. 333-155260
Dear Mr. Schwall:
          On behalf of Compressco Partners, L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 1:00 p.m., Washington, D.C. time, on June 14, 2011, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission, the Partnership hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This request has also been transmitted via EDGAR.

Very truly yours,

COMPRESSCO PARTNERS, L.P.

By: Name:	/s/ Ronald L. Foster Ronald L. Foster
Title:	President